

Great Eagle Holdings Limited

鷹君集團有限公司

(Incorporated in Bermuda with limited liability)

Our Ref : ADM/CS/03/182

24th April 2003

REGISTERED MAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.


03050780

SUPPL

Re: Great Eagle Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-3940

Dear Sirs,

A copy of Announcment dated 23rd April 2003 re: Connected Transaction: Nomination of Nominated Sub-contractor is enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of Great Eagle Holdings Limited.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Great Eagle Holdings Limited is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed stamped, self-addressed envelope.

Yours faithfully,
For and on behalf of
Great Eagle Holdings Limited

Peter Tsang
Company Secretary

PT/SA/ft
AGM-COR/SEC-USA


SEC MAIL
RECEIVED
PROCESSING
MAY 06 2003
WASH, D.C.
155
SECTION

c.c. : Mr. Jonathan Lemberg of Morrison & Foerster (w/ encl.)
23/F., Entertainment Building, 30 Queen's Road Central, Hong Kong

Principal Place of Business:
33RD FL., GREAT EAGLE CENTRE, 23 HARBOUR ROAD, WANCHAI, HONG KONG



Great Eagle Holdings Limited

鷹君集團有限公司

Incorporated in Bermuda with limited liability

Connected Transaction: Nomination of Nominated Sub-contractor

The directors of the Company announce that the Developer, a wholly-owned subsidiary of the Company, has on 23 April 2003 nominated NSC as the nominated sub-contractor for the Roof Sub-contract. The contract sum for the Roof Sub-contract is approximately HK$23.36 million. The Nomination for the Roof Sub-contract constitutes a connected transaction for the Company under the Listing Rules. The contract sum aforesaid falls within the threshold under Rule 14.25(1) of the Listing Rules. Details of the connected transaction will be included in the Company's next published annual report and accounts.

Parties:

Developer:	Renaissance City Development Company Limited, a wholly-owned subsidiary of the Company
Main Contractor:	Sun Fook Kong Holdings Limited, the main contractor appointed by the Developer under the Main Contract
NSC:	Profit Boat Development Limited, a subsidiary of the Main Contractor, nominated by the Developer as the nominated sub-contractor for the Roof Sub-contract

Roof Sub-contract:

Sub-contract for design, supply and installation of aluminium roofing system and over-cladding for the Retail Block and the Grand Atrium of the Mongkok Project to be made between the Main Contractor and NSC

Services Acquired:

Under the Roof Sub-contract, NSC will provide the design, supply, testing and installation of proprietary aluminium standing-seam type roofing system, supporting sub-structure, coated aluminium perforated over-cladding and associated substrates for the Retail Block and the Grand Atrium of the Mongkok Project

Contract Sum: approximately HK$23.36 million

The contract sum of the Roof Sub-contract has already been included in the total contract sum of HK$3,110 million for the Main Contract. The Developer will pay the Main Contractor by cash in respect of works certified by the architect to have been completed under the Roof Sub-contract and the Main Contractor will, upon receipt of such payment from the Developer, pay NSC by cash in accordance with the terms of the Roof Sub-contract.

Contractors: NSC is a company engaged in the business of design, fabrication and assembly of structural steel works; aluminium windows and louvres; system metal cladding and roofing; aluminium acoustic wall panels, ceiling and louvres. It also undertakes other projects in the general engineering field and has a wide range of experience. The Main Contractor is a company engaged in the business of building and civil engineering construction, building maintenance and construction management services. NSC is a 55% owned subsidiary of the Main Contractor. The remaining 45% is owned by a director of NSC who is not a connected person (as defined under the Listing Rules) with the Main Contractor.

Connected Transaction: As at 7 April 2003, certain members of the Lo Ying Shek family and their related trusts and companies (the "LYS Group") are interested in shares representing in aggregate approximately 63.77% of the issued shares of the Company. The Main Contractor is owned as to 95.92% and controlled by certain members of the LYS Group. In view of the interest of the LYS Group in the Roof Sub-contract, the Nomination for the Roof Sub-contract constitutes a connected transaction for the Company under the Listing Rules.

The Main Contract provides that the Developer will, through a competitive tendering process, designate nominated suppliers and subcontractors to carry out certain works covered by the Main Contract. The Developer made the Nomination after a competitive tendering process for the Roof Sub-contract, on the basis that NSC has submitted the lowest tender for the Roof Sub-contract and on the basis of the analysis of the tenders made by the architect, the quantity surveyor and the curtain wall and cladding consultant of the Mongkok Project. The said architect, quantity surveyor and curtain wall and cladding consultant are not connected persons (as defined under the Listing Rules) with the LYS Group. The directors, including the independent non-executive directors, of the Company consider that the Nomination has been entered into on normal commercial terms, the contract sum of the Roof Sub-contract is fair and reasonable and the Nomination is in the best interest of the Company.

The contract sum of the Roof Sub-contract of approximately HK$23.36 million represents approximately 0.16% of the audited consolidated net tangible asset value of the Company as at 31 December 2002. Accordingly, the Nomination does not require the approval of the independent shareholders of the Company, but details of the Nomination will be included in the Company's next published annual report and accounts.

The principal activities of the Company and its subsidiaries are property development, property investment, hotel and restaurant operations, trading of building materials and provision of property management and maintenance services.

Definitions: In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

"Company"	Great Eagle Holdings Limited, a company incorporated in Bermuda with limited liability and whose securities are listed on the Stock Exchange
"Grand Atrium"	The atrium created in between the Office Tower and the Retail Block, rising approximately 50 meters high starting from Level 4 with an aluminium cladded roof and enclosed on both sides by window walls
"HK$"	Hong Kong Dollars
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Main Contract"	Main Contract dated 12 November 2001 made between the Developer and the Main Contractor with an announcement published on 13 November 2001 and approved by the independent shareholders of the Company at a Special General Meeting held on 20 December 2001
"Mongkok Project"	The Mongkok Project is a composite development project in Mongkok undertaken by the Company in joint venture with Urban Renewal Authority as part of an urban renewal scheme. The Roof Sub-contract requires that the works thereunder be carried out to suit the Main Contractor's programme of works and be completed in good time so as not to cause delay to the Main Contract works. The works under the Main Contract are expected to be completed by 31 March 2004
"Nomination"	the nomination by the Developer of NSC as the nominated sub-contractor for the Roof Sub-contract
"Office Tower"	The 59 storeys office tower occupying the northern portion of the site bound by Portland Street, Argyle Street and Shanghai Street
"Retail Block"	The 15 storeys block for retail use occupying the southern portion of the site bound by Portland Street, Shantung Street and Shanghai Street
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By the Order of the Board
Great Eagle Holdings Limited
TSANG Yiu Wing, Peter
Company Secretary

Hong Kong, 23 April 2003